INTERIM SERVICING AGREEMENT

by and among

GOTTSCHALKS INC.

and

HOUSEHOLD BANK (SB), N.A.

Dated as of January 30, 2003

INTERIM SERVICING AGREEMENT

This Interim Servicing Agreement (this "Agreement") is made and entered into as of January 30, 2003, by and among Household Bank (SB), N.A., a national banking association ("Buyer"), and Gottschalks Inc. ("Servicer").

RECITALS

A.   Servicer has entered into a Purchase and Sale Agreement with Buyer dated as of the date hereof (the "Purchase Agreement"), pursuant to which Servicer has agreed to sell the Account Portfolio Assets to Buyer.

B.   Buyer desires to have Servicer administer and service the Accounts, and Servicer desires to so administer and service the Accounts, all pursuant to the terms and conditions of this Agreement.

ARTICLE I — DEFINITIO N S

1.01   Certain Definitions. Capitalized terms contained in this Agreement that are not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Purchase Agreement or Related Documents (as defined in the Purchase Agreement).

1.02   Construction. Unless the context otherwise clearly indicates, words used in the singular include the plural and words used in the plural include the singular. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. All references to Articles, Sections, subsections and Exhibits herein are references to Articles, Sections, subsections and Exhibits, respectively, of this Agreement unless otherwise specified. The Recitals and the headings of Articles and Sections of this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect the meaning or interpretation of this Agreement.

ARTICLE II — SERVICES A N D PROCEDURES

2.01   Term: Services until Conversion Date.

(a)   Term. Subject to the terms of this Agreement, the term of this Agreement shall commence on the Initial Closing Date and terminate on May 1, 2003; provided, however, that the term of this Agreement may be (i) extended by one (1) additional thirty (30) day period upon prior written notice by Buyer to Servicer on or prior to April 1, 2003, or (ii) pursuant to the terms of Section 2.06, terminated if Buyer completes its conversion of the Accounts by an earlier date (the last day of the term, the "Conversion Date").

(b)   Services. During the term of this Agreement, Servicer shall provide, except as otherwise noted herein, directly, or indirectly through its Affiliates or third-party service providers, all of the services that were rendered prior to the Closing by Servicer in connection with the servicing, processing, collection and administration of the Account Portfolio

Assets (the "Services"), including, without limitation, the services specified in Exhibits 2.01(a) and 2.02. Except as provided in the Related Documents, Servicer shall, however, have no obligation to continue marketing activities, initiate litigation, undertake management review, initiate repossessions, contest bankruptcies or purchase Accounts.

(c)   Servicing Obligations after Conversion Date. From and after the Conversion Date, Servicer shall have no servicing obligations or other obligations under this Agreement whatsoever except as set forth in Section 6.01, Article VII and Exhibit 2.01(c).

2.02   Servicing Standards. Servicer shall perform (i) the Services set forth in Exhibit 2.01(a) in all material respects in accordance with the written policies and procedures previously reviewed and approved by Buyer relating to the Account Portfolio Assets ("Policies and Procedures") and in substantially the same manner as Servicer performed such services prior to the date hereof, and (ii) the Services set forth in Exhibit 2.02, which Servicer shall perform in a commercially reasonable manner; provided, however, that notwithstanding anything to the contrary in this Agreement, Servicer shall have no liability for performing the Services set forth in Exhibit 2.02 in conformity with or pursuant to any request or direction of Buyer, as long as such performance is done in a commercially reasonable manner, and Servicer may rely and shall be protected in acting or refraining from acting upon any instruction, statement, instrument, report, notice, request or document believed by it to be genuine and to have been signed or presented by the proper parties.

2.03   Reports by Servicer. Until the Conversion Date, Servicer shall prepare or cause to be prepared and transmit to Buyer the following reports:

(a)   a Daily Settlement Sheet, which Servicer shall deliver to Buyer by 12:00 p.m., Eastern time., on the first Business Day following the day covered by the report (in the form of Exhibit 2.03(i)); and

(b)   the reports listed on Exhibit 2.03(ii), which Servicer shall deliver to Buyer within the time frames specified in Exhibit 2.03(ii). Servicer shall provide copies of the masterfile in tape form to Buyer for each calendar month-end from the Initial Closing Date to the Conversion Date on or before the fifth Business Day of the following calendar month. Servicer shall prepare or cause to be prepared and transmit to Buyer such additional reports as Buyer shall reasonably request and as are currently available from Servicer's accounts receivable system.

2.04   Policies and Procedures; Manuals. Until the Conversion Date, Servicer shall make available for Buyer's inspection, Servicer's existing manuals in which the Policies and Procedures are reflected ("Manuals").

2.05   Access to System and Premises.

(a)   Until the Conversion Date, subject to reasonable security and confidentiality procedures and the approval of the appropriate service provider, and upon reasonable prior notice, Servicer will provide to Buyer (at Buyer's sole cost, if any): (i) reasonable access during normal business hours to the appropriate operating location of Servicer; (ii) reasonable access to employees of Servicer providing Services; and (iii) reasonable access to all of Servicer's facilities, data, applicable software, records, files and Books and Records relating to the Account Portfolio Assets; provided, however, that such access shall not unreasonably interfere with Servicer's normal operations.

(b)   Until the Conversion Date and subject to reasonable security and confidentiality procedures and, where applicable, the approval of the appropriate service provider, and upon reasonable prior notice, Servicer shall (at Buyer's sole cost, if any):

(i)   cause its personnel to provide Buyer assistance and reasonable access during normal business hours to Servicer's premises in its investigation of such matters as Buyer may reasonably request, provided, however, that such investigation shall be conducted in a manner which does not unreasonably interfere with Servicer's normal operations;

(ii)   subject to the provisions of any licensing agreements, provide Buyer with reasonable access during normal business hours to, or screen prints of, the parameters of various operating systems currently in use to manage the Accounts;

(iii)   provide Buyer with on-line read only access to the Account processing systems for the purpose of viewing Account data and systems (including settlement systems) parameters to aid in conversion planning and auditing; provided that such reasonable access shall be provided to not more than five (5) of Buyer's employees; and

(iv)   consult with Buyer regarding material decisions in the transfer of Accounts, including, but not limited to, decisions regarding Account mapping strategies and usage of subsystems.

2.06   Assistance with Conversion. Buyer shall cause the Conversion Date to occur as soon as practicable and shall keep Servicer informed, on a regular basis, as to the progress of its conversion efforts. Upon Buyer's reasonable request, Servicer shall provide to Buyer assistance in connection with conversion of the Accounts to the processing system designated by Buyer; provided, that such reasonable assistance does not interfere with Servicer's normal operations. Servicer agrees that it shall provide in a timely fashion such conversion tapes and other necessary materials for conversion from its system in the Servicer's form and format as necessary to install and maintain the information contained therein on the system designated by Buyer. Buyer and Servicer shall each bear its own conversion expenses. Buyer shall pay the costs associated with the conversion onto its designated processing system.

2.07   Ownership of Accounts; Changes to Terms. Subject to the terms of the Program Agreement, all transactions and borrowings during the term of this Agreement in connection with the Accounts shall create a relationship of debtor and creditor between each cardholder and Buyer, respectively; and Buyer shall be the owner and holder of all Accounts and the outstanding balances owed thereunder and shall have all obligations with respect thereto as such owner and holder. Servicer acknowledges and agrees that after the Initial Closing Date (i) for the Current Accounts sold on such date and any Subsequent Accounts sold on any subsequent Closing Date thereafter, it has no right, title or interest in or to any such Accounts, outstanding balances on such Accounts or payments made by cardholders with respect to such Accounts, and (ii) it has no right, privilege or power to establish or modify any terms or conditions of the Credit Card Agreements or other instruments relating to the Accounts, including, without limitation, the periodic finance charge or any fee applicable to the Accounts (other than as provided in this Agreement or on an individual account basis in accordance with past practice and the Policies and Procedures). Servicer shall cooperate with Buyer in Buyer's providing notice of the initial change of terms in the Cardholder Agreements requested by Buyer. Buyer shall be responsible for providing Seller with change of terms notices.

2.08 <u>Account Documentation</u>. The parties acknowledge that the Purchase Agreement shall govern the parties' responsibilities with respect to delivery of Account Documentation.

2.09 <u>Compliance With Laws</u>.

(a) <u>By Servicer</u>. From the Initial Closing Date until the Conversion Date, Servicer shall comply in all material respects with all federal and state laws and regulations applicable to Servicer.

(b) <u>By Buyer</u>. Buyer shall comply in all material respects with all applicable federal and state laws and regulations. Buyer shall also notify Servicer of any changes in applicable laws and regulations which impact the provision of the Services.

2.10 <u>Negative Covenants</u>.

(a) <u>Communication with Cardholders</u>. Other than as provided in the Program Agreement, Servicer shall not communicate with any cardholder with respect to his or her Account without the prior written approval of Buyer, except as may be deemed necessary by Servicer to provide the Services.

(b) <u>Legal Action</u>. Servicer shall not initiate any legal action without Buyer's prior written consent, including, without limitation, any repossessions or bankruptcy contests, with respect to any Account, other than with respect to Servicer enforcing its rights against Buyer under this Agreement.

(c) <u>Other Actions</u>. Except as may be required by law, and except as permitted by this Agreement or the Program Agreement, Servicer shall not take any action or fail to take any action under this Agreement with respect to the Accounts which, in the reasonable judgment of Servicer, will impair any material rights of Buyer, and Servicer shall not amend, terminate, or otherwise modify or prejudice any of Buyer's rights with respect to any terms or conditions of any Credit Card Agreement, in each case, other than on an individual Account basis in accordance with the Policies and Procedures.

(d) <u>Change in Policies and Procedures</u>. Servicer may not make any change to the Policies and Procedures except (i) as may be approved by Buyer in writing or (ii) as otherwise required by law.

2.11   Affirmative Covenants. Servicer shall continue to use throughout the term of this Agreement the contingency procedures used by Servicer as of the Initial Closing Date, including contingency procedures for data processing, telecommunications, payment processing and off-site maintenance and retention of Accounts and Account Documentation.

ARTICLE III — FEES, PAYM E NTS AND SETTLEMENT

3.01   Servicing Fees.

(a)   Compensation for Services. During the term of this Agreement, Buyer shall pay Servicer a fee ("Servicing Fee") at the rate of $2 per Statemented Account per month (as hereinafter defined), but in no event after the Conversion Date (unless Buyer has requested an extension), at which time the Servicing Fees shall terminate (unless such Servicing Fee relates to the period prior to the Conversion Date). "Statemented Account" shall mean an Account for which an original statement has been mailed (in accordance with the Policies and Procedures and at the completion of its billing cycle) as shown on Servicer's system, including fees related to outside vendors and other out-of-pocket expenses. Statemented Accounts shall not include zero balance accounts. If the Services either begin or terminate in the middle of a calendar month, the Servicing Fee shall be paid based upon actual Statemented Accounts from and after the start date and up to and including the termination date.

(b)   Payment Terms. Servicer shall provide an invoice with supporting documentation to Buyer on or before the fifth day of each month with respect to amounts due under Section 3.01(a) for the immediately preceding month. Buyer shall pay Servicer, within ten (10) days after receipt of the invoice (such invoice to be e-mailed to Buyer), all amounts set forth in such invoice. All payments under this Agreement shall be made by wire transfer of immediately available funds to the bank accounts designated by the respective parties.

(c)   Payment Obligations. Notwithstanding anything to the contrary contained herein, neither party shall refuse to make any payment required of it under this Agreement as a result of a breach or alleged breach by the other party of any of its obligations under this Agreement or any other agreement; provided, however, that the making of any payment hereunder shall not constitute a waiver by such party of any rights it may have under this Agreement, the Purchase Agreement, or the Program Agreement or any other related agreement to which the parties hereto are party or under applicable law.

3.02   Settlement. Buyer and Servicer each shall designate a bank account into which settlement funds (and not any Servicing Fee) due under Section 2.03 from the other party to this Agreement shall be wired. From the Initial Closing Date until the Conversion Date, Servicer shall provide Buyer with a Daily Settlement Sheet in accordance with Section 2.03(a). Buyer or Servicer, as the case may be, shall pay the net amount due on the Daily Settlement Sheet each day by wire transfer to the designated settlement account by 11:00 a.m., Central time on the day on which the Daily Settlement Sheet is provided pursuant to Section 2.03(a) by 12:00 p.m. Eastern time on that day. In addition to any other rights and remedies available to a party under this Agreement, in the event Servicer or Buyer fails to make any such settlement payment by the time required herein (which failure is caused by a factor within the Servicer's or Buyer's control, as the case may be, and such delay results in the receiving party being unable to invest such funds overnight, the amount due from Servicer or Buyer, as the case may be, for such next day's settlement shall be accompanied by interest on the delayed settlement (plus the prior day's settlement amount if such payment has not been paid) amount, calculated on the basis of an interest rate equal to the Federal Funds Interest Rate plus two percent, divided by three hundred and sixty (360) for each day such amount is overdue.

3.03   Payments. All payments on Accounts that are received by Servicer in connection with its obligations under this Agreement will be processed and credited as collected funds within one (1) Business Day and in accordance with Regulation Z; provided, however, that, as permitted by Regulation Z, Servicer may process and credit within five (5) days after receipt any payment that does not conform to the payment requirements disclosed on the Account periodic statement. Servicer agrees that all payments received by Servicer will be deemed to be held in trust for Buyer until settled in accordance with Section 3.02. Buyer shall have the right (at Buyer's sole cost, if any) to conduct on-site audit of the payment processing process during normal business hours; provided, however, that prior written notice of the audit is provided to Servicer and such audit does not unreasonably interfere with Servicer's normal operations.

3.04   Funds Received by Servicer After Conversion Date. Following the Conversion Date, Servicer shall use commercially reasonable efforts to forward, or cause to be forwarded to Buyer (i) in the case of all funds received by or credited to Servicer under the Accounts, within three (3) Business Days after receipt by Servicer and (ii) in the case of all correspondence from cardholders received with respect to the Accounts, within ten (10) Business Days after receipt by Servicer. Servicer shall provide to Buyer, via facsimile, a daily settlement sheet which shall contain a summary of any such funds received and forwarded. In the event that Buyer receives funds or correspondence relating to any account not included in the Account Portfolio Assets, Buyer shall use commercially reasonable efforts to, within three (3) Business Days (in the case of funds) or within ten (10) Business Days (in the case of correspondence) after receipt, forward, or cause to be forwarded, to Servicer all such funds and correspondence. All such funds and correspondence shall be sent by Servicer or Buyer, as applicable, by overnight mail or courier service (in each case, at Buyer's expense). The obligation to transmit funds shall continue for a period of one year following the Conversion Date. Effective on the Conversion Date, (i) Servicer hereby appoints and empowers Buyer as its true and lawful attorney-in-fact solely to endorse any check or instrument made payable to Servicer and submitted as payment on any outstanding balance of any Account and (ii) Buyer hereby appoints and empowers Servicer as its true and lawful attorney-in-fact solely to endorse any check or instrument made payable to Buyer and submitted as payment on any outstanding balance of any Account.

ARTICLE IV — TERMINAT I ON OF SERVICES

4.01   Termination of Services.

(a)   Early Termination of Services. Either party to this Agreement may terminate this Agreement reserving all other remedies and rights hereunder which by their terms shall survive such termination in whole or in part as follows:

(i)   Event of Default. Upon the occurrence of an Event of Default caused by a party, the other party may terminate this Agreement by giving to the defaulting party no less than ten (10) Business Days' prior written notice of its intent to terminate. Such written notice shall describe in detail the Event of Default. For purposes of this Agreement, an "Event of Default" hereunder shall occur in the event a party fails to make a payment in accordance with Article III (other than pursuant to a bona fide dispute over the amount which is payable) or materially defaults in the performance of any of its other duties or obligations under this Agreement. If the defaulting party makes the payment required in accordance with Article III within ten (10) Business Days from the date of receipt of such written notice of termination from the other party, or, in all other cases, corrects the condition which resulted in the Event of Default within thirty (30) calendar days from the date of receipt of such written notice of termination from the other party, this Agreement shall not terminate.

(ii)   Bankruptcy. A party may terminate this Agreement at any time upon thirty (30) days' prior written notice to the other party after the filing of any petition in bankruptcy (voluntary or involuntary) or for reorganization or debt consolidation under the federal bankruptcy laws or under any comparable law by or against the other party, or upon the other party's making of an assignment of its assets for the benefit of creditors, or upon the application of the other party for the appointment of a receiver or trustee of its assets; provided, however, in the case of an involuntary filing of any petition in bankruptcy, the party against whom such filing is made shall have sixty (60) days from the date of receipt of such notice of termination to correct or otherwise have such filing vacated, in which case this Agreement shall not terminate. A party that becomes subject to any proceeding under this subsection shall promptly so notify the other party hereto.

(b)   Effect of Termination of Services. The termination of this Agreement shall not terminate, affect, or impair any rights, obligations, or liabilities of either party hereto which may accrue prior to such date of termination or which, under the terms of this Agreement, continue after the termination of this Agreement.

ARTICLE V — REPRESEN T A TIONS AND WARRANTIES

5.01   Representations and Warranties of Servicer. Servicer represents and warrants to Buyer as follows:

(a)   Organization. Servicer is a corporation validly existing and in good standing under the laws of the State of Delaware.

(b)   Capacity; Authority; Validity. Servicer has all necessary corporate power and authority to enter into this Agreement and to perform all of the obligations to be performed by it under this Agreement. This Agreement and the performance by Servicer of its obligations hereunder have been duly and validly authorized by all necessary corporate action of Servicer, and this Agreement has been, or will be prior to the Initial Closing Date, duly executed and delivered by Servicer and, assuming the due authorization, execution and delivery hereof by Buyer, constitutes the valid and binding obligation of Servicer, enforceable against Servicer in accordance with its terms (except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws relating to or affecting creditors' rights generally and by general equity principles.)

(c)   Conflicts; Defaults. Neither the execution and delivery of this Agreement by Servicer nor the performance by Servicer of its obligations hereunder will (i) conflict with, result in the breach of, constitute an event which would, or with the lapse of time or action by a third party or both would, result in a default under, or accelerate the performance required by, the terms of any material contract, instrument or commitment to which Servicer is a party or by which it is bound, (ii) violate the articles of incorporation or by-laws, or any other equivalent organizational document, of Servicer, (iii) result in the creation of any lien, charge or encumbrance upon any of the Account Portfolio Assets, or (iv) require any consent or approval under any judgment, order, writ, decree, permit or license, to which Servicer is a party or bound, or to which any of the Account Portfolio Assets are subject.

(d)   Consents. Except as contemplated under the Purchase Agreement, no consent, authorization or approval of, or exemption by, or filing with, any governmental authority or regulatory agency or any other person is required to be obtained by Servicer in connection with the execution and delivery by Servicer of this Agreement or Servicer's performance of its obligations hereunder.

(e)   Compliance with Laws. Servicer's execution and delivery of this Agreement and Servicer's performance hereunder will comply in all material respects with federal and state laws and regulations, except where modified by Exhibit 2.02 to require application of Buyer's policies and procedures.

5.02   Representations and Warranties of Buyer. Buyer represents and warrants to Servicer as follows:

(a)   Organization. Buyer is a national banking association, validly existing and in good standing under the laws of the United States of America.

(b)   Capacity; Authority; Validity. Buyer has all necessary corporate power and authority to enter into this Agreement and to perform all of the obligations to be performed by it under this Agreement. This Agreement and the performance by Buyer of its obligations hereunder have been, or will be prior to the Initial Closing Date, duly and validly authorized by all necessary corporate action of Buyer, and this Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery hereof by Servicer, constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as such enforcement may be limited to bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, the rights and obligations of receivers and conservators of insured depository institutions under 12 U.S.C. § 1821(d) and (e) and other laws relating to or affecting creditors' rights generally and by general equity principles.)

(c)   Conflicts; Defaults; Etc. Neither the execution and delivery of this Agreement by Buyer nor the performance by Buyer of its obligations hereunder will: (i) conflict with, result in the breach of, constitute an event which would, or with the lapse of time or action by a third party or both would, result in a default under, or accelerate the performance required by, the terms of any material contract, instrument or commitment to which Buyer is a party or by which it is bound, (ii) violate the articles of incorporation or by-laws, or any other equivalent organizational document, of Buyer, (iii) result in the creation of any lien, charge or encumbrance upon any of the Account Portfolio Assets, or (iv) require any consent or approval under any judgment, order, writ, decree, permit or license, to which Buyer is a party or bound, or to which any of the Account Portfolio Assets are subject.

(d)   Consents. Except as contemplated under the Purchase Agreement, no consent, authorization or approval of, or exemption by, or filing with, any governmental authority or regulatory agency or any other person is required to be obtained by Buyer in connection with the execution and delivery by Buyer of this Agreement or Buyer's performance of its obligations hereunder.

(e)   Compliance with Laws. Buyer's execution and delivery of this Agreement and Buyer's performance hereunder will comply in all material respects with federal and state laws and regulations.

ARTICLE VI — CONFIDEN T I ALITY/PRIVACY

6.01   Confidential Information. Except as specifically provided herein, the provisions with respect to Confidential Information shall be the same as the provisions set forth in Section 6.5 of the Purchase and Sale Agreement, which provisions shall be incorporated herein in their entirety including the survival provisions therein.

6.02   Privacy. Except as provided in the Program Agreement, Servicer shall not make any unauthorized disclosure of or use any personal information of individual consumers which it receives from Buyer or on the Buyer's behalf other than to carry out the purposes for which such information is received, and Servicer shall comply, to the extent applicable, in all material respects with all privacy, consumer protection and other laws and regulations, including, without limitation, the GLBA Privacy Law. Servicer shall adopt and maintain a comprehensive privacy policy with respect to its handling of the personal information of individual consumers submitted by such consumers to Servicer which policy shall not be inconsistent with the requirements of this Agreement. Servicer shall comply in all respects with the provisions of such privacy policy.

6.03   Information Security. Servicer has developed, implemented, and will maintain effective information security policies and procedures that include administrative, technical and physical safeguards which will a) ensure the security and confidentiality of confidential information provided to it hereunder, b) protect against anticipated threats or hazards to the security or integrity of such confidential information, and c) protect against unauthorized access or use of such confidential information. All Servicer personnel handling such confidential information have been appropriately trained in the implementation of the party's information security policies and procedures. Servicer regularly audits and reviews its information security policies and procedures to ensure their continued effectiveness and determine whether adjustments are necessary in light of circumstances including, without limitation, changes in technology, customer information systems or threats or hazards to confidential information.

ARTICLE VII — INDEMNIF I CATION

7.01   Indemnification.

(a)   By Servicer. Servicer shall defend, indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors and employees ("Buyer Indemnified Parties"), from and against, any and all out-of-pocket liability, damages, costs and expenses, including, without limitation, any attorneys' fees, disbursements and court costs ("Losses") directly or indirectly incurred by reason of: (i) the inaccuracy of any representation or the breach of any warranty of Servicer contained in this Agreement; or (ii) the failure by Servicer to perform any of its covenants hereunder, including the covenant to perform any Services in accordance with the terms of this Agreement, or (iii) the gross negligence or willful misconduct of Servicer; or (iv) sexual harassment of, personal or bodily injury to, or property damage to the property of, any Buyer Indemnified Party which results from the Servicer's, or parties with whom the Servicer has separately contracted, willful acts.

(b)   By Buyer. Buyer shall defend, indemnify and hold harmless Servicer and its Affiliates and their respective officers, directors, employees, subcontractors ("Servicer Indemnified Parties") and permitted assigns, from and against, any and all Losses directly or indirectly incurred by reason of: (i) the inaccuracy of any representation or the breach of any warranty of Buyer contained in this Agreement; or (ii) the failure by Buyer to perform any of its covenants hereunder; or (iii) the gross negligence or willful misconduct of Buyer; or (iv) sexual harassment of, personal or bodily injury to, or property damage to the property of, any Servicer Indemnified Party which results from the Buyer's, or parties with whom the Buyer has separately contracted, willful acts.

(c)   Indemnification Procedures. Except as otherwise expressly provided herein, the procedures to be followed as to notice of claims, selection of counsel, settlement of claims and subrogation with respect to the indemnifications set forth in Sections 7.01(a) and 7.01(b) shall be the same as the provisions set forth in the Purchase Agreement in Article 7 thereof, which provisions shall be incorporated herein in their entirety and shall be subject to the survival provisions set forth therein.

(d)   Survival of Indemnification. The provisions of this Article VII shall survive the Conversion Date for a period of one (1) year with respect to all claims. Notwithstanding the foregoing, any claim for indemnification for which notice is given pursuant to Section 7.01(c) by an Indemnified Party on or prior to the date such indemnification would otherwise terminate in accordance with this Section 7.01, and the corresponding indemnification obligation, shall survive until such claim is fully and finally determined and paid in full, if payment is required under this Article VII.

(e)   Limitations on Indemnification by Servicer. Subject to Section 7.01(a)(iv), no Servicer Indemnified Party shall be liable, responsible or in any way accountable to Buyer for, and Buyer waives and releases any claims (including any claim by way of subrogation, contractual or implied indemnity or otherwise) against, such Servicer Indemnified Party for Losses which at any time after the date hereof may be suffered or sustained by any individual, including any individual employed by Buyer, who, after the date of this Agreement, and with the permission of Servicer, has entered Servicer's facilities used to provide Services, or may at any time be using or occupying or visiting such facilities or be in, on or about the same, or in or about the common areas of such facilities or the sidewalks adjacent thereto, except to the extent caused by the gross negligence or willful misconduct of such Servicer Indemnified Party.

ARTICLE VIII — MISCELLA N E OUS

8.01   Cooperation. Buyer shall furnish or cause to be furnished to Servicer all powers of attorney and other documents necessary or appropriate to enable Servicer to carry out its obligations hereunder. Each party shall provide such reasonable cooperation and assistance to the other party as may be necessary to enable Servicer to perform its obligations hereunder and to enable Buyer to monitor the Accounts and the servicing obligations of Servicer.

8.02   Notices. Except as otherwise provided in this Agreement, all notices permitted or required by this Agreement shall be in writing and shall be deemed to have been duly given (a) upon personal delivery (whether by messenger, overnight delivery, telegram, or otherwise), (b) upon facsimile transmission (receipt of which has been orally confirmed by the recipient) or transmission by tested telex, or (c) five (5) Business Days after deposit, postage prepaid, in the United States mail, if sent by certified or registered mail, return receipt requested, and addressed:

If to Servicer: Gottschalks Inc.
                    7 River Park Place East
                    Fresno, CA 93720
                    Attn: Chief Financial Officer
                    Fax Number: (559) 434-4666

copy to: Gottschalks Inc.
             7 River Park Place East
             Fresno, CA 93720
             Attn: General Counsel
             Fax Number: (559) 434-4666

copy to: O'Melveny & Myers LLP
             400 South Hope Street
             Los Angeles, California 90071-2899
             Attn: Daniel Passage, Esq
             Fax Number: (213) 430-6407

If to Buyer: Household Bank (SB), N.A.
                 1111 Town Center Drive

Las Vegas, NV 89144
Attn: General Counsel
Fax Number: (847) 564-6001

copy to: Household Retail Services
2700 Sanders Road
Prospect Heights, IL 60070
Attn: President
Fax Number: (847) 564-6280

or in accordance with such other address information as the party to receive notice may provide in writing to the other party in accordance with the above notice provisions. Any notice given by any other method will be deemed to have been duly given upon receipt thereof.

      8.03   Assignment. Except as otherwise provided herein, this Agreement shall not be assigned or transferred by either party; provided, however, that Servicer may delegate all or part of its servicing obligations under this Agreement to any Affiliate or any third party; provided further, that no such delegation shall relieve Servicer of its obligations hereunder.

      8.04   Severability. If any provision or portion thereof of this Agreement is held invalid, illegal, void or unenforceable by reason of any rule of law, administrative or judicial provision, or public policy, such provision shall be ineffective only to the extent invalid, illegal, void, or unenforceable, and the remainder of such provision and all other provisions of this Agreement shall nevertheless remain in full force and effect.

      8.05   Entire Agreement; Amendments. This Agreement, together with the Exhibits and Schedules hereto (which are hereby incorporated into and made a part hereof), constitute the entire agreement between the parties relating to the subject matter herein. This Agreement may be amended only by a written document signed by each of the parties. In the course of the planning and coordination of this Agreement, written documents have been exchanged between the parties. Such written documents shall not be deemed to amend or supplement this Agreement. This Agreement and the rights and obligations created hereunder shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

      8.06   Waivers. One party hereto may, with the prior written consent of the other party hereto: (a) extend the time for the performance of any of the obligations or other actions of the other party under this Agreement; (b) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the conditions or covenants of the other party contained in this Agreement; or (d) waive or modify performance of any of the obligations of the other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of one party, shall be deemed to constitute a waiver by such party of compliance with any of the representations, warranties, covenants, conditions or agreements contained in this Agreement.

The waiver by one party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

8.07 Governing Law and Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict of laws rules. The parties further irrevocably waive the right to trial by jury in any action, suit or proceeding of any kind or nature in any court to which it may be a party.

8.08 Dispute Resolution.

(a) All Disputes shall be resolved in accordance with this Section 8.08. "Dispute" means any dispute, controversy or claim arising out of or relating to this Agreement, whether based on contract, tort, statute or other legal or equitable theory (including without limitation, any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of this Agreement including this clause) or the breach or termination thereof.

(b) The parties agree to communicate with each other to achieve informal resolution of all Disputes that may arise under this Agreement. However, if such communication does not resolve such Dispute, the matter in dispute will be subject to the dispute resolution provisions set forth in this Section 8.08. The party that desires to initiate the dispute resolution shall notify the other party in writing of the nature and details of the Dispute (the "Dispute Notice"). Within thirty (30) days from the date of delivery of the Dispute Notice, a face to face meeting of one or more principal officers of each party shall be held at a mutually convenient time and location to negotiate a resolution of the Dispute. If negotiation does not resolve the matter, the parties agree to submit the matter to mediation within forty (40) days from the date of delivery of the Dispute Notice. The mediation shall be administered in accordance with American Arbitration Association's Commercial Mediation Rules. The mediator will not have power to decide the Dispute, but will use mediation techniques to assist the parties in reaching a resolution. The costs of such mediation shall be shared equally by the parties. If the Dispute is not resolved by negotiation or mediation within fifty (50) days of delivery of the Dispute Notice, the parties agree to submit the matter in dispute to binding arbitration which shall be conducted before JAMS/Endispute, Inc. ("JAMS") in accordance with the rules and regulations promulgated by JAMS as in effect at the time of the commencement of the arbitration.

(c) The arbitration shall be held before a single arbitrator acceptable to the parties . If the parties cannot agree on a single arbitrator, then (i) each party shall choose one arbitrator and (ii) a third arbitrator shall be chosen by the other two arbitrators; provided that each arbitrator chosen under (i) and (ii) above shall not be an Affiliate of any party to such arbitration (the "Arbitrator(s)"). The Arbitrator(s) shall be bound by the terms of this Agreement. Any award made by the Arbitrator(s) shall be binding on the parties. Notwithstanding the foregoing provisions, either party at any time may require that a matter in dispute be submitted directly to arbitration, irrespective of whether negotiation or mediation has been attempted or completed.

(d) Such arbitration shall be held in New York, New York.

(e)   The Arbitrator(s) shall have the authority, taking into account the parties' desire that any arbitration proceeding hereunder be reasonably expedited and efficient, to permit the parties to conduct discovery. Any such discovery shall be (i) guided generally by and be no broader than permitted under the United States Federal Rules of Civil Procedure and (ii) subject to the Arbitrator and the parties entering into a mutually acceptable confidentiality agreement.

(f)   The Arbitrator's or Arbitrators' decision and award in any such arbitration shall be made and delivered within 120 days of the date on which such arbitration proceedings commenced.

(g)   The Arbitrator's or Arbitrators' decision shall be in writing and shall be as brief as possible and will include the basis for the Arbitrator's decision. A record of the arbitration proceeding shall be kept.

(h)   Judgment on the award rendered by the Arbitrator may be entered into any court having jurisdiction thereof.

(i)   The Arbitrator(s) shall have the power but not the obligation to award to the party it deems to have prevailed, all or a portion of the costs of the arbitration (including, transcripts, room rental fees and fees and expenses of the arbitrator and JAMS, and the reasonable legal fees, costs and disbursements of the prevailing party thereto); provided, that if court proceedings to stay litigation or compel arbitration are necessary, the non-prevailing party in such proceedings shall pay all reasonable costs, expenses, and attorney's fees incurred in connection with such court proceedings.

(j)   The parties hereto acknowledge and agree that this Section 8.08 shall not limit the right of any party to seek from a court of competent jurisdiction any equitable relief with respect to the Dispute to which such party may otherwise be entitled, including, without limitation, specific performance or injunctive or other relief.

(k)   The parties agree to participate in any arbitration in good faith.

8.09   Books and Records. Until the Conversion Date, and for any period required by applicable law, each party shall maintain books of account and records, in accordance with standard accounting practices and procedures, of all transactions arising in connection with its obligations pursuant to this Agreement.

8.10   Expenses. Except as otherwise expressly set forth herein, any costs, expenses, or other charges incurred by either of the parties hereto shall be borne by the party incurring such cost, expense or charge.

8.11   Relationship of the Parties. The parties hereto agree that in performing their responsibilities pursuant to this Agreement, they are in the position of independent contractors. This Agreement is not intended to create, nor does it create, and shall not be construed to create, a relationship of partner or joint venture or any association for profit between Servicer and Buyer. Servicer and Buyer acknowledge that this Agreement is being entered into by Servicer as an incident to the Purchase Agreement for a limited transitional period as an accommodation to Buyer and that Servicer does not intend to, and shall not be required to act or serve as a fiduciary of Buyer, segregate Buyer's funds, or satisfy regulatory or statutory requirements applicable to Buyer.

        8.12   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be an original, but together shall constitute one and the same instrument.

        8.13   <u>Force Majeure</u>. Neither party to this Agreement shall be liable to the other by reason of any failure in performance of this Agreement in accordance with its terms if such failure arises out of a cause beyond the control and without the fault or negligence of such party. Such causes may include but are not limited to acts of God, of the public enemy or of civil or military authority, unavailability of energy resources, system or communication failure, delay in transportation, fires, strikes, riots or war. In the event of any force majeure occurrence, the disabled party shall use its best efforts to meet its obligations as set forth in this Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

         GOTTSCHALKS INC., Servicer

         By: /s/ James Famalette

         Title: President & CEO

         HOUSEHOLD BANK (SB), N.A., Buyer

         By: /s/ Richard C. Klesse

         Title: Vice President

EXHIBIT 2.01(a)

SERVICES UNTIL CONVERSION DATE

Servicer agrees:

(a)   to prepare and maintain appropriate books and records evidencing or pertaining to the Accounts;

(b)   to provide new Account processing;

(c)   to provide periodic statements to cardholders;

(d)   to receive, process and account for payments on Accounts;

(e)   to (i) respond as appropriate and in accordance with applicable laws in writing or by telephone to cardholder inquiries, requests or billing error notices and make appropriate Account adjustments with respect thereto, (ii) process cardholder address changes, (iii) credit refunds to Accounts on behalf of Buyer, and (iv) submit credit bureau corrections;

(f)   to monitor and take action in accordance with the Policies and Procedures where fraud is alleged or suspected or where credit cards are reported as lost or stolen;

(g)   to charge-off Accounts in accordance with the Policies and Procedures and to hold such charged-off Accounts until receipt of further instructions from Buyer;

(h)   as set forth in Section 6.02 of this Agreement, to protect the confidentiality of information relating to the Accounts and cardholders;

(i)   to include inserts in periodic billing statements, billing statement messages and other cardholder communications as Buyer may request (provided that Buyer will bear the cost of production, in the case of an insert, and any increased postage in respect thereof) and send out such additional notices and mailings as Buyer may reasonably request at Buyer's expense;

(j)   upon Buyer's request or as required by law, to revise any written cardholder communications to reflect Buyer's name as the owner and creditor;

(k)   to insure the posting of all transactions, fees, and interest to the Accounts;

(l)   to respond to inquiries from any governmental authority with jurisdiction over the Accounts;

(m)   to provide both voice and electronic authorization services with respect to cardholder transactions;

(n) to process requests for reinstatements and to process manual credit line increases;

(o) to produce plastic cards as necessary to meet normal replacement and normal reissue schedules and upon appropriate cardholder request;

(p) to provide daily net settlement functions as more specifically described in Section 3.02;

(q) to process all purchases, chargebacks, credits, and other transactions;

(r) to provide customer service activities relating to the Accounts (including responding to inquiries from cardholders);

(s) to perform Account control activities to address overlimit, delinquent and lost/stolen Accounts which shall include statement messages, correspondence, phone contact and Account blocking (but which shall not include initiation of litigation) in accordance with the Policies and Procedures;

(t) to flag lost/stolen Accounts on appropriate exception files and, in such an event, the transfer of all Account information and legitimate Account transactions to replacement accounts;

(u) to notate in a cardholder's collection file and the Active History on ASM master file any claim or defense asserted by such cardholder with respect to or on behalf of any transaction; and

(v) to provide to Buyer a list of all Consumer Credit Counseling Services agencies known by Servicer to be used by cardholders.

EXHIBIT 2.01(c)

OBLIGATIONS AFTER CONVERSION DATE

(i)   to forward funds in accordance with the provisions of <u>Section 3.04</u>;

(ii)   to receive inbound customer service calls and to redirect such calls to Buyer;

(iii)   to receive and forward all payments on Accounts to Buyer;

(iv)   to receive inbound collection calls and to redirect such calls to Buyer;

(v)   to provide all supporting documentation for all pending disputed Accounts;

(vi)   to provide up to 12 months of statement history for all Accounts or such lesser period of time as is available; and

(vii)   to provide such reasonable assistance and co-operation as is necessary to complete the conversion.

Notwithstanding the foregoing and with Servicer's consent, if Buyer reasonably requests Servicer to perform any additional services, Servicer shall take all reasonable steps to comply with such requests. Buyer shall pay, promptly upon request of Servicer, all pass-through expenses for such services.

Prior to the Conversion Date, upon fifteen (15) days' prior written notice to Servicer or such lesser period as may be mutually agreed upon, Buyer may elect to perform certain of the above servicing functions on the Accounts (the functions so assumed by Buyer shall be referred to as the "<u>Removed Servicing Function</u>"). In such event, once Buyer commences performing a Removed Servicing Function, Servicer's responsibility to continue providing such Removed Servicing Function for the Accounts shall terminate. Servicer shall cooperate, at Buyer's expense, with Buyer to effectuate the transition of a Removed Servicing Function for a period of one (1) month after notice of a Removed Servicing Function is received. Servicer shall not be obligated to resume the performance of any Removed Servicing Function for the Accounts.

EXHIBIT 2.02

ADDITIONAL SERVICES UNTIL CONVERSION DATE

Charge-offs:

(i)   to charge-off on the cycle date Accounts with contractual delinquencies of 180 days or more; place such Accounts in a separate charged-off collection queue; and provide Buyer on a monthly basis an electronic file or spreadsheet of all such charged-off Accounts;

(ii)   to charge-off on the cycle date, Bankrupt Accounts filed after the Initial Closing Date; and set up such Accounts with Block Code "B"; forward to Buyer any bankruptcy notice(s); place such Accounts in a separate charged-off collection queue; and provide Buyer on a monthly basis an electronic file or spreadsheet of all such charged-off Accounts:

(iii)   to charge-off on the cycle date, Deceased Accounts with a date of death after the Closing Date, and set up such Accounts with a Block Code "D"; forward to Buyer a copy of the death certificate; place such Accounts in a separate charged-off collection queue; and provide Buyer on a monthly basis an electronic file or spreadsheet of all such charged-off Accounts.

Electronic Authorization:

Voice and electronic authorization services with respect to cardholder transactions; Servicer acknowledges that Accounts shall be authorized so long as (i) the Account is at a delinquency level of 1 or better (less than 30 days past due) and (ii) the proposed transaction would not cause the Account to exceed the credit limit established by the Servicer for such Account.

Overlimit:

Servicer shall apply the following overlimit procedures:

Normal Call Wait Time:		Peak Call Wait Time:	
Account Status	Overlimit %	Account Status	Overlimit %
Marginal Accounts	Zero	Marginal Accounts	Zero
New Accounts	10	New Accounts	20
Intermediate Accounts	15	Intermediate Accounts	30

| Established Accounts | 20 | Established Accounts | 40 |

For purposes of this Exhibit 2.02, the following definitions shall apply:

"Normal Call Wait Time" means inbound call average wait time of three (3) minutes or less.

"Peak Call Wait Time" means inbound call average wait time of more than three (3) minutes.

"Account Status" means the credit class behavioral scoring field in the Vision System.

Collections:

Initiate collection contacts on day five (5) via auto dialer on those CD3 and CD2 Accounts with valid home phone numbers and outstanding balances in excess of $750. Provide on a weekly basis, collections production reports which will allow Buyer to monitor the delinquency and performance of the Accounts;

Miscellaneous:

(i) Cardholder mail shall be, in the case of bankruptcies, responded to immediately and, in all other cases, responded to within the timeframes dictated by applicable law.

(ii) Cardholder disputes shall be responded to within thirty (30) days and resolved within the timeframes dictated by applicable law.

(iii) Cardholder statements shall be mailed at least 14 days before the payment due date.

EXHIBIT 2.03(i)

FORM OF DAILY SETTLEMENT SHEET

Add   Sales:
Regular Account Sales
Promotional Credit Plan Sales
Affiliate Sales

Less   Returns:
Regular Account Sales
Promotional Credit Plan Sales
Affiliate Sales

Less   Lockbox Payments (net of NSF)
In-Store Payments (Net of NSF)

Less   Discount on Promotional Credit

Refunds

Adjustments

Net to
usehold)

EXHIBIT 2.03 (ii)

OTHER REPORTS

New Accounts Report — daily

Decline Letter Requests — daily

Collection Production Report — weekly

Chronological Journal Report — daily

Overlimit Report — monthly

Score Table Statistics — daily

Source Code stats w/in type — daily

Source Code State w/in org — daily

Trial Balance by Account — At month end in Total and by Merchant

Activity Recap — at cycle and at month end

Activity Recap Report — on settlement date and at month end.

Month end report showing aged, bankrupt, deceased, fraud and recovery charge off totals.

Customer Service Phone Volume Report — weekly, reflecting daily call activity

Internet Sales Volume Report — weekly